Endava Strengthens Executive Team London, UK, July 8, 2025 – Endava plc (NYSE: DAVA), a leading next-generation technology services provider, today announces changes to its executive team. John Cotterell, CEO, has assumed additional operational responsibilities for the sales and go- to-market strategy, reflecting a strategic move towards a more centralised leadership model. This follows the retirement of Julian Bull, Endava’s Chief Operating Officer. As part of this broader leadership evolution, Alastair Lukies CBE has joined Endava as Chief Engagement Officer, with a specific focus on further deepening stakeholder engagement, externally and internally. Alastair is also responsible for chairing Endava’s recently announced Global Advisory Board as the business focuses on AI driven growth. The Global Advisory Board’s members bring a plethora of experience across industries and regions, reflecting the breadth of the technology industry today. Returning to a senior leadership role, Rob Machin has been appointed Chief People and Locations Officer. Rob, a former COO of the company, will focus on building on our strong engineering culture to continue to deliver significant value to our clients in both complex programmes of core systems modernisation and by utilising productivity gains from use of AI technologies. Rob succeeds David Churchill, Chief People Officer, who has stepped down from the role and will leave the company. John Cotterell commented: “These changes mark an exciting new chapter for Endava. I am delighted to welcome Alastair Lukies as our Chief Engagement Officer—we expect his leadership and vision will be instrumental as we deepen our relationships with stakeholders and accelerate our AI-led growth through the Global Advisory Board. I’m also very pleased to see Rob Machin return to the executive team in a role that reflects our ongoing commitment to our people and our engineering excellence. At the same time, I want to thank Julian Bull and David Churchill for their contributions over the years. As we move forward, I’m energised by the strength of our leadership and the opportunities ahead.” ABOUT ENDAVA PLC: We are a leading provider of next-generation technology services, dedicated to enabling our customers to drive real impact and meaningful change. By combining world-class engineering, deep industry expertise and a customer-centric mindset, we consult and partner with our customers to create technological solutions that fuel transformation and empower businesses to succeed in the AI-driven digital shift. From ideation to production, we support our customers with tailor-made solutions at every stage of their digital transformation, regardless of industry, region or scale.

Endava’s clients span payments, insurance, finance and banking, technology, media, telecommunications, healthcare and life sciences, mobility, retail and consumer goods and more. As of March 31, 2025, 11,365 Endavans are helping clients break new ground across locations in Europe, the Americas, Asia Pacific and the Middle East. For more information, visit www.endava.com Investor Relations Contact: Laurence Madsen, Endava investors@endava.com Forward-Looking Statements This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "intends," "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the expected impacts of the announced leadership changes on Endava’s growth, strategic direction and organizational structure. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to achieve its revenue growth goals; Endava's expectations of future operating results or financial performance; Endava’s ability to accurately forecast and achieve its announced guidance; Endava's ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost effective rates; Endava's ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilization rates to support its gross margin; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of Endava's addressable market and market trends; Endava’s ability to adapt to technological change and industry trends and innovate solutions for its clients; Endava's plans for growth and future operations, including its ability to manage its growth; Endava's ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava's future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes; the impact of unstable market and economic conditions, including as a result of actual or anticipated changes in interest rates, economic inflation and the responses by central banking authorities to control such inflation, and the imposition of tariffs in the United States and abroad; and the impact of political instability, natural disaster, events of terrorism and wars, including the military conflict between Ukraine and Russia and related sanctions and ongoing conflict in the Middle East, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava's Annual Report on Form 20-F for the year ended June 30, 2024 filed with the SEC on

September 19, 2024 and in other filings that Endava makes from time to time with the SEC, including our Current Report on Form 6-K filed with the SEC on March 28, 2025. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.